Free Writing Prospectus

Filed Pursuant to Rule 433

Dated August 27, 2012

Registration Statement Nos. 333-171922 and

333-171922-01

NEW YORK INVESTOR MEETINGS FLOORPLAN SECURITIZATION AUGUST 27, 2012

Free Writing Prospectus Registration Statement Nos. and 333-171922 and 333-171922-01 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-866-669-7629.

DISCUSSION AGENDA Business Update 3 Originations & Servicing, Portfolio Performance 15 Retail Securitization R-3 Lease Securitization L-3 Floorplan Securitization F-3 Appendix

As of June 30, 2012 Excluding fleet dealer sales FLOORPLAN SECURITIZATION FLOORPLAN BUSINESS OVERVIEW Ford views Ford Credit as a long-term strategic asset whose mission is to profitably and consistently support the sale of Ford and Lincoln vehicles around the world Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships and delivers a consistent source of profitability Approximately 92%* of Ford Credit’s floorplan portfolio is the financing of the purchase of new vehicles Approximately 8%* of Ford Credit’s floorplan portfolio is the financing of used vehicles, including program vehicles and customer trade-ins In-transit financing for Ford vehicles is approximately 22%* of Ford Credit’s floorplan portfolio (varies with seasonality of dealer ordering, manufacturer production schedules and new vehicle launches) Ford Credit provides financing for approximately 78% of Ford and Lincoln dealer inventory** ** **

FLOORPLAN SECURITIZATION FLOORPLAN FINANCE TERMS Advance rates New (untitled) vehicles – 100% of invoice amount, including destination charges and dealer holdback Auction vehicles – auction price plus auction fee and transportation costs Used vehicles – up to 100% of wholesale value (trade publications) Floorplan interest rate New vehicles* – prime rate plus generally 1.50% Used vehicles – prime rate plus generally 1.75% Floorplan rates are not risk based In-transit vehicle adjustment fee Prime rate plus 0.30% Payment terms Principal due generally upon sale of related vehicle Interest and other administrative charges are billed and payable monthly in arrears Credit lines** New vehicle lines Based on a 60-day vehicle supply Not a strict credit limit and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including seasonal variations in sales patterns. Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels Used vehicle lines Based on a 30- to 45-day vehicle supply depending on dealer risk rating Strictly monitored credit limit and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval Curtailment terms – Ford Credit requires higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles and less than a year for program and used vehicles Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority * Certain vehicles are financed at new vehicle rates including demonstrator, service loaner and program vehicles.

FLOORPLAN SECURITIZATION FLOORPLAN TRUST LEGAL STRUCTURE Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer) Ford Credit Floorplan Master Owner Trust A (Issuer) Outstanding Series

Ford Credit has had a publicly registered securitization program for dealer floorplan receivables since 1992 Ford Credit’s current master trust, Ford Credit Floorplan Master Owner Trust A (Trust), was established in 2001, and 92% of Ford Credit’s floorplan portfolio principal balance is designated to the Trust as of June 30, 2012 Ford Credit is a regular issuer of floorplan ABS and issues: Publicly registered and Rule 144A term notes Privately placed term and variable funding notes Funding as of June 30, 2012 Outstanding term notes: Outstanding variable funding notes: Series 2009-2: public 3-year, $1.50 billion * Series 2010-1: 144A 3-year, $1.48 billion ** Series 2010-2: 144A 5-year, $0.25 billion Series 2010-3: 144A 5-year, $1.13 billion Series 2010-5: public 3-year, $0.59 billion Series 2011-1: public 3-year, $0.88 billion Series 2011-2: public 2-year, $1.09 billion Series 2012-1: public 2-year, $1.55 billion Series 2012-2: public 5-year, $0.75 billion Series 2006-1: private $0.00 billion of $2.75 billion Series 2010-4: private $0.00 billion of $0.50 billion Total term notes: $9.22 billion Total variable notes: $0.00 billion of $3.25 billion Total funding: $ 9.22 billion Total assets: $12.89 billion Unfunded assets: $ 1.60 billion FLOORPLAN SECURITIZATION FUNDING OVERVIEW Series 2009-2 Expected Final Payment Date 9/15/2012 Series 2010-1 Expected Final Payment Date 12/15/2012 ** **

FLOORPLAN SECURITIZATION
MASTER OWNER TRUST STRUCTURE

FORD CREDIT

- The primary asset of the Trust is a revolving pool of receivables originated in designated accounts established by Ford or Ford Credit with motor vehicle dealers across the U.S. to purchase and finance their new and used car, truck and utility vehicle inventory
- The Trust issues asset-backed term notes with bullet maturities or variable funding notes. Each series has a sequential pay structure and is backed by a pro rata interest in the entire pool of receivables
- Collections on the receivables are allocated to each series (based on its principal amount) and to the depositor's interest in the Trust
- Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread:

	2006-1	2006-4	2010-1	2010-3	2010-5 2011-1	2011-2 2012-1&2
Class B notes	-	* .00%	5.00%	2.00%	2.00%	3.50%
Class C notes	-	** -	7.50%	7.50%	7.50%	5.00%
Class D notes	-	-	-	-	3.50%	3.00%
Required subordinated amount	25.00%	10.50%	19.50%	19.50%	12.00%*	12.00%
Reserve account **	0.75%	0.90%	0.81%	0.81%	0.88%	0.88%
Total Class A enhancement	25.75%	16.40%	32.81%	29.81%	25.88%	24.38%

- Incremental subordination due to ineligible receivables and overconcentrations
  - Dealer concentration — 2% (5% for AutoNation)
  - Used vehicle concentration (incl. program and off-lease) — 20%
  - Fleet concentration — 4%
  - Medium / Heavy truck concentration — 2%
  - Manufacturer concentration — 10% (2% or 6% for lower rated manufacturers)
- Excess interest and principal sharing across series

* Reduction of required subordinated amount from prior series is primarily due to the structuring of Class D notes and introduction of a subordination step-up payment rate trigger of 25%.

** As a percent of the required pool balance allocated to the series; Series 2006-1 reserve account 0% when unfunded.

F-8

FLOORPLAN SECURITIZATION KEY TRIGGERS Amortization Triggers Average monthly principal payment rate for the three preceding collection periods is less than 21% The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) Upon the occurrence of an amortization event, all principal collections allocated to a series and allocated to the portion of the depositor interest subordinated to the series will be paid monthly to the series noteholders sequentially by class Enhancement Step-Up Trigger October 2010 added payment rate trigger layer of 25% Subordination factor steps up 4 percentage points or reserve fund increases by same amount as required subordination increases if trigger is breached

FLOORPLAN SECURITIZATION MONTHLY TRUST PRINCIPAL PAYMENT RATES 3 Month Average of Monthly Principal Payment Rate Payment rate triggers Oil and credit crisis / global recession Inventory Management “Cash for Clunkers” program and GM/Chrysler Bankruptcies Strong Payment Rates Reflect The Matching Of Production With Customer Demand

FLOORPLAN SECURITIZATION FLOORPLAN TRUST BALANCE Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) Note: As of June 30, 2012, the Trust balance was $12.89 billion Cash funding required as a result of low Trust balance* $4 $8 $12 $16 June-07 June-08 June-09 June-10 June-11 June-12 Billions Wholesale Trust Balance (Excluding EFA) Required Pool Balance

FLOORPLAN SECURITIZATION FLOORPLAN ORIGINATION AND SERVICING ENGINE Judgment Knowledge Experience Intellect Analysis Low variability Consistent approvals and risk management High quality decisions Centralized process / documentation Predictable results Technology Speed Efficiency Control Commonality Process Discipline Accountability Technology And Judgment Combine To Minimize Losses

FLOORPLAN SECURITIZATION UNDERWRITING AND CREDIT REVIEW PROCESS A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information Ford Credit performs a thorough review of the dealer’s: business, legal and operations structure including number of manufacturer franchises credit information financial statements or tax returns bank references types of vehicles included in the dealer's inventory and any specialty services provided for certain types of vehicles or customers, such as fleet Ford Credit evaluates the dealer's marketing capabilities, financial resources and the amount and types of financing requested The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business Due to ongoing nature of floorplan financing arrangements, Ford Credit performs a credit review of each dealer at least annually, following the same process utilized when the financing was originally approved

FLOORPLAN SECURITIZATION DEALER RISK RATING ASSESSMENT Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers Dealer risk ratings can be categorized into groups Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners Origination scoring model is validated quarterly to ensure the integrity and performance of the model and is updated if necessary Last updated December 2008 to incorporate dealer payment and sales trend data Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

FLOORPLAN SECURITIZATION DEALER BEHAVIORAL ASSESSMENT Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly MAR rating directs the intensity and frequency of our dealer monitoring and controls Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate MAR is validated quarterly to ensure integrity and performance of the model and is updated if necessary Implemented January 2010 An updated version implemented March 2011 Incorporated improved data sources, updated variables and added valuable business feedback from use of the first version of MAR

Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer U.S. Floorplan Portfolio Dealer Risk Ratings Dealer Risk Ratings Have Shown Continuous Improvement For The Past Three Years. Group 1 Dealers at 77.2% As Of Second Quarter 2012 Compared To A Low Of 42.3% At Year End 2008. FLOORPLAN SECURITIZATION HISTORICAL DEALER RISK RATINGS

FLOORPLAN SECURITIZATION DEALER MONITORING STRATEGY Liquidation Monitor Dealers Watch Report Status MAR directed action plans Monitor Payoffs Aged Inventory Overline Report Financial Statements Monthly Accounts Review Assess dealer risk and determine action plans Dashboard – Medium to Low Risk Trigger based action plans Watch Report – Medium to High Risk Formal review and action plans which may include accelerated physical audits Formal review of action plans and results presented to senior management (plans may include accelerated physical audits) Intensive Care Unit (ICU) – High Risk More experienced risk team Increased intensity surrounding action plans and timelines Status On-site control Focus on asset protection Liquidation Focus on loss mitigation Risk Rating Credit File Review Dashboard Trend Report No Further Action Monthly Accounts Review (MAR) Dashboard ICU

FLOORPLAN SECURITIZATION RISK MANAGEMENT REPORTING Dashboard trend report – 13-month trend of key financial metrics including PBT, performance ratios, days supply, vehicle equity/net cash requirement, as well as floorplan performance (in total and by line) Items are automatically color coded (red or yellow) when key triggers are breached Payoff trend report – daily month-to-date view of payoffs versus flooring used to highlight unusual trends. Provides a warning signal when a dealer is not paying off vehicles in a timely manner Floorplan payoffs report – monthly list of the dealer's units that have been paid off and any float or funding violations for the units A float violation is triggered when the number of days between the reported sale date and the payoff date exceeds 5 business days A funding violation occurs when the number of days between the retail or lease contract funding date and the wholesale payoff date exceeds 1 business day Unresolved vehicles and follow-up activity are tracked on a database Vehicle aging report – weekly report used to identify the dealer’s aged inventory. Ford Credit works with the dealer to identify these vehicles and develop appropriate action plans Over line report – daily list of the dealer’s credit lines that are over limit. Ford Credit works with the dealer as needed to correct over line issues Watch report – overview of key financial and control data for dealers identified as Watch or ICU. The appropriate credit level authority monitors the results of action plans established with the dealer Report is monitored every 30 days for ICU dealers and 60 days for watch report dealers Higher exposure dealers are reviewed quarterly at an executive level, and include accelerated action plans

A Dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits Ford Credit engages a vendor (AiM) to perform on-site vehicle inventory audits Size of an audit team varies based on dealer locations and complexity Typically, one auditor is needed for every 300 vehicles in inventory Approximately 7,700 floorplan audits were completed in 2011 All dealer locations are typically audited same day Dealer receives no advance notice Strict restrictions on how often the same auditor may lead a dealer’s audit Ford Credit reconciles each audit daily Immediate payment is required for any sold vehicle Ford Credit maintains a robust quality assurance process to monitor the vendor’s performance FLOORPLAN SECURITIZATION INVENTORY AUDITS

FLOORPLAN SECURITIZATION CAPTIVE FINANCE COMPANY BENEFITS Integrated Systems Enable Real Time Controls Other captive finance company benefits: Access to monthly dealer financial statements allows monitoring of dealer financial strength Aligned sales, production and inventory objectives between Ford and Ford Credit On-site dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on all aspects of the business Comparative dealership benchmarking between dealerships of like size or in similar markets 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Warranty registration Manufacturer incentives 2. 3.

FLOORPLAN SECURITIZATION FORD CREDIT ACTIONS If Ford Credit discovers any issues when monitoring a dealer, it may: Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit Review curtailment options and advance rates Suspend credit lines Verify cash balances and organizational structure Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Discuss with the Ford sales division to ensure an aligned approach

FLOORPLAN SECURITIZATION STATUS DEALER PROCEDURES A dealer status is declared when: Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Any other circumstances arise that warrant immediate action Once a status is declared Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction

Structure Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations Many dealers use a holding company structure similar to the one shown here. In most cases, Ford Credit obtains guarantees at all levels of ownership Collateral The financed vehicles are the primary collateral for dealer floorplan loans For most dealers, Ford Credit also obtains personal guarantees and secondary collateral* in the form of additional dealer assets, including dealer adjusted net worth and real estate equity Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans FLOORPLAN SECURITIZATION TYPICAL DEALER STRUCTURE Assets Stocks, bonds, cash Non-dealer real estate Other assets, for example, boat, plane, jewelry and furniture Assets Unfloored used inventory Furniture, fixtures, parts, accessories and equipment Dealer net worth Assets Land Buildings Personal guarantees from most dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles * Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group.

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